P.E. 2/11/02


02016608

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


S.E.C.
FEB 2 1 2002
080

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

FRANCE TELECOM
(Translation of registrant's name into English)


MAR 0 1 2002
THOMSON
FINANCIAL

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______)

Enclosure:

Press release dated February 20, 2002, announcing that France Telecom is selling its 40% stake in PT Pramindo Ikat Nusantara, the Indonesian fixed-line telecom operator in Sumatra.

PADOCS01/ 217107.5


france telecom

France Telecom sells its stake in PT Pramindo Ikat Nusantara

PT Pramindo Ikat Nusantara shareholders and Telkom reach agreement on acquisition of Pramindo

Paris, February 20, 2002 – France Telecom today announced that it has signed a Memorandum of Understanding to sell its 40% stake in PT Pramindo Ikat Nusantara (Pramindo), the Indonesian fixed-line telecom operator in Sumatra, to PT Telekomunikasi Indonesia Tbk (PT Telkom). The other shareholders of Pramindo have also signed the Memorandum of Understanding, thereby allowing PTTelkom to acquire 100% of PT Pramindo.

PT Telkom will acquire 100% of Pramindo in three tranches:

- 30% interest at the Initial Closing;
- 15% interest in September 2003; and
- 55% interest at the Subsequent Closing in December 2004, when the last payment is made.

The aggregate present value for the entire transaction will be US$425 million, which consists of Telkom assuming Pramindo's existing debt obligation of approximately US$ 86 million and acquiring Pramindo's equity for US$339 million (385 million euros[1]). Total payments of the transaction will be denominated in US$.

PT Telkom will pay the equity amount to France Telecom and the other shareholders in Pramindo in ten quarterly installments bearing an interest of approximately 11%[2].

By the end of the payment process, France Telecom expects to have received a total of approximately US$ 145 million (€165 million[1]), plus interests. The transaction will generate a capital gain of approximately 100 million euros.

Press Contact:

Nilou Du Castel
Giles Spence

Tel: +33 (0) 1 44 44 93 93

[1] Indicative euro amount, computed at a 0,88 EUR/USD exchange rate.

[2] Completion of the transaction is subject to certain conditions, including execution of definitive legally binding documentation and the parties obtaining necessary approvals.

France Telecom
Corporate Communication
Information Department

6 Place d'Alleray
75505 Paris cedex 15
France

Phone : +33 1 44 44 93 93
Fax : +33 1 44 44 80 34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM



Dated: February 20, 2002

By: ____________________
Name: Jean-Claude Grynberg
Title: Director, Investor Relations